

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2012

VIA E-Mail
Mr. Andrew P. Blocher
Chief Financial Officer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, Maryland 20852

Re: Federal Realty Investment Trust
Form 10-K for the year ended December 31, 2011
Filed on February 16, 2012
File No. 001-07533

Dear Mr. Andrew P. Blocher:

We have reviewed your response letter dated March 20, 2012 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Same-Center, page 35

1. We have considered your response to comment two and note your utilization of same-center terminology to provide a user-friendly way for investors to understand changes in your properties. In the interest of expanding upon your user-friendly use of same-center terminology, please revise future periodic filings to include the following.

    - Disclosure of the number of properties designated as same center properties, re-development and expansion properties.
    - Disclosure of the number of properties removed from and added to the same-center designation from the prior year.

       o   Expand upon your existing definition of same-center to discuss at what point in the redevelopment or expansion process you include and exclude them from your same-center designation.

<u>Note 5 - Real Estate Partnerships, pages F-17</u>

<u>Taurus Newbury Street JV II Limited Partnership</u>

2.   We have considered your response to comment three and note that you calculate an estimate of the gain on sale by utilizing the investment balance at December 31, 2011, net of the cash you received at closing as part of the sale.   Please provide us your calculation of the estimated gain and clarify how the repayment of the $11.8 million loans you provided to the joint venture factored into your calculation.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief